UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                    Washington, D.C.  20549

                           FORM 10-SB

                GENERAL FORM FOR REGISTRATION OF
              SECURITIES OF SMALL BUSINESS ISSUERS
Under Section 12(b) or (g) of The Securities Exchange Act of 1934


                       TELECOMM.COM, INC.
       __________________________________________________
         (Name of Small Business Issuer in its Charter)

Delaware                                          52-2191043
_____________________________________        _____________________________
(State or other jurisdiction            (I.R.S. Employer Identification No.)
incorporation or organization)

2600 Longhorn Blvd.  #112                         Austin, TX  78758
_____________________________________        _____________________________
(Address of principal executive offices)          (City, State, Zip Code)


Issuer's telephone number (512) 615-2544


Securities to be registered pursuant to Section 12(b) of the Act.

          Title of each class           Name of each exchange on which
registered

_____________________________________   ___________________________________

_____________________________________   ___________________________________


Securities to be registered pursuant to Section 12(g) of the Act.

                              Common
_______________________________________________________________
                        (Title of Class)

 ______________________________________________________________
                        (Title of Class)


Item 1.   Description of Business


Business Development.

We are TELECOMM.COM, INC. ("TCCM", or "the Company"), a Delaware corporation, and we are a new company formed in 1999. We have one subsidiary: Capital Cable & Wire, Inc., dba Austin Cable and Wire, a Texas corporation, incorporated in 1997 ("Austin Cable").

We have not been involved in any bankruptcy and neither has our subsidiary mentioned above.

Through the sale of a controlling block of stock in TCCM, we acquired in 1999 all existing outstanding shares of Capital Cable & Wire, Inc., dba Austin Cable and Wire ("Austin Cable"), a Texas corporation incorporated in 1997, making Austin Cable a wholly-owned subsidiary of the Company.

In 1999, we also acquired all but one share of TIC Cables Electronica y Suministros, S.A. de C.V. ("TIC"), incorporated in Mexico in 1989, which made TIC a 99.99%-owned subsidiary of the Company. However, due to a lack of control over operations at TIC and excessive losses at TIC's manufacturing facilities in Mexico, we divested ourselves of this erstwhile subsidiary and have returned all shares of TIC back over to its president, Jesus Aguirre.

Business of Issuer.

TELECOMM.COM, INC. ("TCCM", or "the Company"), a Delaware corporation, is a new company formed to take advantage of several niche markets in domestic U.S. specialty cable assembly, including dataand telecommunications, automotive, health and medical, aerospace and other markets that we feel have been, to date, left virtually unexploited.

Now that our acquisition of Austin Cable is complete, we plan to utilize Austin Cable's maquilladora ("factory") manufacturing model and expertise to competitive advantage by acquiring and consolidating several target companies within the highly fragmented specialty custom cabling industry. This is an industry made up of numerous "mom and pop" (small, individually-owned and operated) companies that are a target for acquisition.

Austin Cable manufactures both copper and fiber optic specialty custom assemblies (e.g. cat-5 patch cords and fiber optic jumpers) using American made raw materials, assembled in Mexico under the maquilladora provisions of the NAFTA free trade agreement. Austin Cable has one operating manufacturing facility in Mexico (in San Luis Potosi, in central Mexico) and another, larger manufacturing facility slated to begin operation by May 1, 2002 located in Matamores, Mexico, just on the other side of the Rio Grande from Brownsville, Texas. Austin Cable currently sells to major U.S. data and telecommunications distributors such as Anixter, Graybar and Carlton Bates, and produces assembled cable products under private label for such companies as Time Warner Cable, RadioShack and Ideal Industries. Other customers of ours include Dell Computers and Lucent Technologies, both of which purchase many of the "harnesses" we manufacture, which is a copper or fiber optic cable wire hooked up with a connector on each end.


In an effort to maximize market penetration, we leverage several channels of distribution. Our routes to market include:

Direct Sales to Corporate Customers:
     Data and Telecommunications
          * Category-5 patch cables
          * Fiber optic jumpers
     Automotive
          * Custom assembly harnesses
     Medical
          * Over-molding assembly harnesses

Current Direct End-User Customers Include:
Lucent Technologies
Radio Shack, Inc.
Ideal Industries, Inc.
Dell Computer, Inc.

Wholesale Distributors:
Data & Telecommunications
          * Category-5 patch cables
          * Fiber optic jumpers

Current Wholesale Distribution Customers Include:
     Anixter
     Graybar Electronics
     CSC
     Carlton Bates

Since proximity is one of the most important criteria for selection by large corporate customers, we intend to improve our market penetration by acquiring and consolidating competitive assembly houses in major metropolitan areas. There are several thousand small "mom and pop" assembly house operations throughout the United States today. We intend to acquire and consolidate several operations within selected metropolitan areas, thereby taking advantage of the cost savings from consolidating them into a single location. Through consolidation, we will inherently expand our customer base. We will also increase market penetration by providing competitive pricing from leveraging both our manufacturing capabilities in Mexico as well as our improved purchasing power. As we expand geographically, by means of our multi-location strategy, we will be well positioned to provide enhanced services both regionally and nationally, thereby we hope securing our competitive edge.

At this time there are no publicly announced new products.

Austin Cable's market for copper and fiber optic custom cable assemblies is national in scope. Austin Cable encounters numerous small regional cable assembly houses in those local areas where Austin Cable is competing for business. However, Austin Cable's lower labor costs give it a significant competitive advantage.

Domestic labor charges for assembly operations typically range from $40-60 per hour (aggregating both direct and indirect labor costs). Austin Cable's maquilladora model assembles product of comparable quality with a labor overhead charge of $3.50-5.50 per hour. With such a comparative advantage, it is extremely difficult for domestic copper and fiber optic cable manufacturers to compete with Austin Cable on price. The local, small regional assembly houses will continue to garner assembly business where delivery time is a more important factor in the purchase decision than is price alone. Austin Cable also competes nationally with several substantial cable manufacturers. Top competitors of Austin Cable include:

-Optical Cable Systems ("OCS"). OCS is located in Dallas, TX, and has estimated annual cable revenues of $12 million and offers the same cable lineup as Austin Cable. In addition, OCS offers other custom cable assemblies. All of OCS's manufacturing is done in Dallas and its customer base is comprised primarily of datacom and telecom distributors.

-Adirondack Wire and Cable ("AWC"). AWC, headquartered in Rhode Island, has estimated annual cable revenues of $30 million and does most of its fiber production in Monterrey, Mexico. AWC offers the same datacom and telecom cables as Austin Cable and recently acquired another competitor, U.S. Fiber Optics.

-Cable Exchange ("CE"). Located in Denver, CO, with a facility in California, CE offers the same copper and fiber optic cabling products as Austin Cable and has estimated annual cable revenues of $12 million. All of CE's manufacturing is done domestically in either Colorado or California.

The vast majority of custom assembly houses are small regional companies with $1-5 million in annual sales. They generally have 2-3 major local customers representing 80% of their annual sales. This industry is extremely fragmented and localized.

Nearly all specialty custom assemblies presently sold in the United States fall into two general categories: (1) Those made in the U.S. using American-made product and American labor; and (2) Those made in China using Chinese product and Chinese labor. The high-quality American product is double the price of the low-quality Chinese product.

Austin Cable fills a void by using the higher-quality American product, assembled using lower cost labor in Mexico -- thereby beating American manufacturers and competing favorably with the low-quality Chinese product. We believe that price plays an important part in purchasing decisions and in order to be competitive in light of the currently predominant manufacturing models, many companies are forced to buy the lower-quality Chinese products. We feel that the business model utilized by our American subsidiary Austin Cable has been received enthusiastically by the industry and we think that our business model will enjoy rapid growth and increasing profitability. Recent new standards established within the data and telecommunications industries further expands the potential of this niche market because of increased quality requirements. These new standards mean that most copper cables currently imported from China will not meet the new enhanced performance specifications.

In addition to competitive pricing, delivery of product is an important factor. Austin Cable is able to turn around large orders 3 times faster than both the Chinese manufacturers (because of shipping times) and the "mom and pop" operations (because of lack of facilities and manpower).

With its copper cable production well established, Austin Cable is now expanding into fiber optic cable production. Nearly all fiber cables sold in the United States, unlike copper, are made in the U.S. using American products and labor. With our manufacturing and assembly capabilities in Mexico via our subsidiary Austin Cable, we will be able to substantially undercut pricing currently being offered in the U.S. and secure a substantial share of the new and fast-growing fiber optic cable market.

Austin Cable's plans are to solidify its position in the industry as a major producer of competitively priced copper and fiber custom cable assemblies, and grow its business by the acquisition of U.S. regional custom cable assembly houses. These regional assemblers offer custom cables configured per the specific requirements of their customers. At present, within the U.S., the custom cable assembly industry is made up of thousands of these small to medium-sized regional companies. There has not been a consolidation within this industry, and we feel for the following several reasons that this roll-up strategy will prove to be extremely profitable: (A) The majority of these companies are regional with over 90% of their sales within a 30-mile radius;
(B) These companies have loyal customer bases for specialized cabling but cannot compete with the standardized, imported, Chinese cables; and, (C) These are companies that have been built by their founders and are of little value to unrelated companies seeking acquisitions. We intend to exploit the above barriers to acquisition by giving these companies an opportunity to "cash out" all their hard work and success by offering them publicly traded stock and an opportunity to expand sales within their regional markets by offering competitively priced cables manufactured and assembled in Mexico. By simply moving a certain amount of their production from their U.S. facility at $40-60 per overhead hour, to our facilities in Mexico at $3.50-5.50 per overhead hour, we expect to take a substantial amount of profit to the bottom line without any increase in sales in these newly acquired companies.

In order to position ourselves to best take advantage of the above opportunities, we plan to enter into Strategic Partnerships with several large publicly traded companies. And we hope that as a result of these partnerships, we receive the support and guidance we need to grow, as well as the opportunity to receive business from them in the future.

We use only the highest quality of components and raw materials in the copper and fiber cabling industry. The majority of the raw material used is manufactured in the U.S. Certain connectors used are manufactured in Japan and Taiwan. To this end we have established vendor relationships with the following primary suppliers:

Quabbin Wire & Cable
Berktek Wire & Cable
Joslyn Sunbank
Alflex Industries
Quality Computer Accessories

We have never had the experience where the "raw" materials we purchase from our suppliers were not available.

Our subsidiary is not dependent on any one client, and no client accounts for more than 10% of our annual sales revenue.

There are no patents, trademarks, licenses, franchises, concessions, royalty agreements or labor contracts.

We do not require government approval for any of the products or services we provide. There is no anticipation of probable governmental regulations on the business in the future as well.

There are no effects of existing governmental regulations currently, nor do we anticipate any in the future.

In the last two fiscal years we have spent no money at all on research and development.

We do not have any costs associated with complying with environmental laws (federal, state or local).

Besides our subsidiary, we have only one full-time employee, that being our President and CEO Timothy T. Page. Our subsidiary Austin Cable currently has 17 full-time employees, three located in our headquarters in Austin, Texas and 14 working at our manufacturing facility in San Luis Potosi, Mexico. We have not begun to hire yet for our planned manufacturing facility in Matamores, Mexico.









Item 2.   Management's Discussion and Analysis or Plan of Operation

Plan of Operation and Management's Discussion and Analysis of Financial Condition and Results of Operations

Full fiscal years:

RESULTS OF OPERATIONS:

Revenues for the year ended December 31, 2001 were $229,814, a decrease of approximately 90% over revenues of $2,234,817 for the year ended December 31, 2000. This decrease is primarily due to the downturn experienced in the economy during 2001. In addition, on January 5th, 2001, Austin Cable's largest customer, Anicom (OTC: ANIC) declared bankruptcy, leaving Austin Cable with bad debts totaling $892,000. This has been reflected in the audited financials for the year ended 2000. (Also see auditor's notes.) Anicom accounted for over $1 million in net revenues during the same period for 2000. In addition, another of our major customers declared bankruptcy in May, 2001, and accounted for nearly $600,000 in net revenues in 2000.

Gross loss for the year ended December 31, 2001 was $134,670. The corresponding period for 2000 was $ 571,595 or 22.6% of sales. The change in gross profit to gross loss is attributable to the write off of obsolete inventory due to the bankruptcies of our subsidiary's two main customers.

General and administrative costs were $907,918 or 395.0% of sales for the year ended December 31, 2001 as compared to $953,629 or 42.7% of sales for the same period in 2000. The 2001 figures include a figure for bad debts of $538,458, as a result of the bankruptcies mentioned above. During the year 2000, we wrote off goodwill of $625,650 which we deemed to be impaired as a result of the bankruptcy mentioned above. For the same period in 2001, we wrote off $15,835 as impairment of assets acquired.

Interest expense for the year ended December 31, 2001 was $5,957 down from $38,039 in the same period of 2000. This decrease was due to lower interest rates and the paying off of our line of credit with our primary bank. At the end of 2001, we had no bank borrowings with any financial institutions.

In the year ended December 31, 2001, we had an extraordinary item of $373,929. This was a forgiveness of debt and has been treated as income. There was no similar charge or income in the same period of 2000.

As mentioned above, during the year 2001, we abandoned our ownership of the Mexican subsidiary, TIC, due to our lack of control over the operations and TIC's recorded loss of $408,149 for 2001. For the same period in 2000, we recorded a loss from TIC of $372,861. In addition to these losses, we recorded a gain of $322,956 for the year ended 2001, as a result of the abandonment of TIC.

Net loss for the year ended December 31, 2001 was $789,124, compared to a loss of $1,432,064 for the same period in 2000. This decreased loss is primarily attributable to the cancellation of debt and the gain on abandonment of TIC.

LIQUIDITY AND CAPITAL RESOURCES:

As of December 31, 2001 we had cash and cash equivalents of $3,925. During August of 2001, we repaid our outstanding bank loans totaling $90,000 and now have no short or long term bank loans. We will require additional funding during the next 12 months to finance the growth of our current operations and achieve our strategic objectives. We are actively pursuing increases to cash flows and additional sources of financing and believe that such increases and additional financing will generate sufficient cash flow to fund our operations through 2002. However we cannot make any assurances that such matters will be successfully consummated.

Please see the auditor's notes on how we plan on satisfying our cash requirements over the next 12 months and for a further discussion on our current financial condition and results of current operations.

We are currently generating sources of liquidity from internally generated sales. In order to expand into new areas of the assembly business and to acquire companies within its industry, we will need to generate external funds from various sources.

We have no material commitments for capital expenditures at this time.


There has been a general slowdown in the high tech industry, which has affected our sales for the year 2001. However, these slowdowns have not resulted in any significant loss of income. We have no seasonal aspects that could cause an effect on our financial condition.

There are no material changes in any line items of the Company's financial statement.

We have no seasonal aspects that could cause an effect on our financial condition.

Interim periods:

Our latest financials are for the full year-ended December 31, 2001.

Item 3.   Description of Property

We do not own any real estate at this time.

We have no investment policies.

We have no investments in real estate of any kind.

We own no real estate mortgages.




Description of Real Estate and Operating Data.

Outside of our subsidiary, we do not own or lease any property. However, our subsidiary Austin Cable leases the following space:

2600 Longhorn Blvd.  #112
Austin, TX 78758

The above address is office and warehouse space totalling 5,000 sq. feet. The lease is through December 31, 2002, and the monthly rent has been waived in full by the owners of the space, Innovatech Services through the duration of the current lease.


Both of Austin Cable's Mexican manufacturing facilities are leased and are described as follows:

1.) San Luis Potosi
Manuel Muro 710A
Colonia San Luis
San Luis Potosi, SLP
MEXICO

Office and warehouse space: 2,600 sq. feet. The lease is month-to-month and the monthly rent is US$460.


2.) Matamoros
Ave. del Obrero, #3
Parque Industrial de Norte
H. Matamoros, Tamps
MEXICO


Office and production space: 25,000 sq. feet. The sub-lease is through May 31, 2003, and the rent is charged hourly; that is, for every hour we are in production at the facility we are charged by the primary lessee US$4.00 per worker we employ. This $4 per production hour per worker figure includes permanent, round-the-clock space at the facility for our raw materials, final product, some office space and other storage space. Additionally, we are afforded by the primary lessee of the Matamoros facility some warehouse space in Brownsville, Texas, which will serve as a via and temporary drop-off point for raw material destined for the Matamoros facility, as well as final product destined for the marketplace.















Item 4.   Security Ownership of Certain Beneficial Owners and Managers


Below is a table showing all persons including any group who is known to the Company to be the beneficial owner of more than 5% of any class of the Company's voting securities.

Title of Class Name                     Amount and           Percent of Class
               and Address              Nature of
               of Beneficial Owner      Beneficial Owner

Common         Tim Page                  2,633,333           19.7%
               314 Eanes School Road
               Austin, Texas 78746  USA

Common         Jesus Aguirre             6,920,000           51.9%
               Salvadore Nava 3060-8
               San Luis Patosi, SLP  MEX

Common         Promark Inc                 1,000,000         7.5%
               419 South 2nd St  #300
               Philadelphia, PA 19147 USA

(see footnotes, below)



As of the most recent date, below are listed shares beneficially owned by all directors and nominees:

Name and Principal Position        # of Telecomm       Percent of Class
                                   Shares Owned

Tim Page
President,
Chief Executive Officer                 2,633,333           19.7%

Jesus Aguirre                           6,900,000           51.9%
COO

John Osborne                               20,000             .15%
Director


Directors and Officers as a Group       9,553,333           71.75%



We are not making any arrangements that may result in a change in control of the Company.













Footnotes:

Below are rights or privileges to acquire within 60 days from options, warrants, rights, conversion privilege or similar obligations. The following table represents options:


Name           # of common shares period of option     strike price Total $

Timothy Page (1)    10,000,000          3 years        4 cents   400,000

Janan Page (1)         850,000          3 years        4 cents   34,000

Martin Cantu (1)        80,000          3 years        8 cents   10,000

Mark Spencer (1)        40,000          3 years        8 cents    5,000

James Kersh (1)         40,000          3 years        8 cents    5,000

(1) These are current shareholders who have either advanced moneys to the Company or have converted unpaid compensation.


The following table represents convertible notes, all of which are interest-bearing in the second year at 6% interest.

Name      # of common shares     period of         conversion     Total $
                                 convertible       price
                                 note

Joslyn Sunbank (2)    103,333   3 years             51 cents   52,699.83
Quabbin Wire (2)       75,484   3 years             51 cents   38,496.84
Electri-Flex (2)       35,765   3 years             51 cents   18,240.15
Alflex (2)            219,255   3 years             51 cents  111,820.05

(2) These are Vendors who have agreed to convert their unpaid payables into convertible loans.


There are no voting trusts.





Item 5. Directors and Executive Officers, Promoters and Control Persons

Identify directors and executive officers.

Below are the names and ages of all Directors and executive Officers and all persons nominated or chosen to become such.

The positions and offices that each person holds are listed.

The person's term of office as a director and the period during which the person has served is also listed.

Each officer/director's business experience during the past five years is listed.


















Name      Office    Age  Officer/Director's  Business Experience
                         Term of Office       Over past 5 yrs.

Tim Page  CEO,      51   Officer: 5 years     Mr. Page served as
          President      Director: 3 years    President ans
                                              CEO of Austin Cable
                                              and Wire from 1996 to
                                              1999 when he became
                                              President and CEO of
                                              Telecomm.com

Jesus Aguirre  COO  40        1 year          Mr. Aguirre served as
                                              Executive Director and
                                              President of TIC Cables
                                              Electronica y
                                              Suministros, S.A. de
                                              C.V. from 1994 to 1999
                                              when he became a
                                              Director and COO of
                                              Telecomm.com

John Osborne   Director  48   3 years        From 1996 to 1997 Mr.
                                             Osborne was President
                                             and CEO of Boundless
                                             Technologies. He was
                                             also a principal at
                                             Ronin Growth Services
                                             from 1997 to 1999 when
                                             he became Executive Vice
                                             President at drkoop.com
                                             from 1999 thru 2000. Mr.
                                             Osborne has served as a
                                             director for
                                             Telecomm.com since 1999.

No director holds a position as a director in other companies.

There are no Key Employees who are expected to make significant contributions to the Company who are not executive officers.

There are no family relationships among the directors; executive officers, or persons nominated or chosen by the Company to be directors or executive officers.

Involvement in Certain Legal Proceedings.

No director, executive officer, promoter or control person of the Company has been involved in any petitions for bankruptcy filed by or against any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time.

There are no criminal convictions or pending criminal proceedings against the above persons.

There are no orders, judgements or decrees limiting their activity in any type of business, securities or banking activities.

No officer, director or employee has been involved in civil litigation in a securities matter or has been found to have violated Securities or Commodities Future Trading laws.



Item 6. Executive Compensation

Summary Compensation Table.

The directors/executive officers receive compensation for holding their offices. The amount received for the last completed fiscal year is set out below.
Persons covered:
                                        Long Term
                                        Compensation
                    Annual Compensation
                                                            All Other
Name and Principal  Year Salary         Bonus               Compensation
Position

                                                       Number of
                                             Securities
                                                      Underlying
                                                      Options

Tim Page            2001 $150,000*      $0             0         0
CEO                 2000 $150,000**     $0             0         0

Jesus Aguirre       2001 $150,000       $0             0         0
COO                 2000 $150,000       $0             0         0

James Jameson***    2001 $0             $0             0         0
VP and Secretary    2000 $90,000        $0             0         0

Amador Najera       2001 $60,000        $25,000
Director of Sales   2000 $60,000        $20,000

* per the terms of his employment contract, Tim Page was entitled to receive $150,000 as salary in 2001; instead, Mr. Page took no money and instead received share options.
** per the terms of his employment contract, Tim Page was entitled to receive $150,000 as salary in 2000; instead, Mr. Page took only $5,750 and received the remainder of his compensation in the form of share options.
***resigned   12/31/00

There were no transactions between the registrant and a third party where the primary purpose of the transaction is to furnish compensation to a named executive officer.















    ---------------------------------------------------------------------

Option/SAR Grants Table.

Name     Number of  % of Total Options    Exercise   Fair     Grant   Expira-
         Securities  Granted to Employees  Price per  Market   Date    tion
         Underlying  in Fiscal Year (f,g)  Share      Value            Date(d)
        Options/SARS                              On Grant
         Granted (a,c)                               Date


Mr. Page   500,000 (a)  25% (e)             $.02     $.02    8/1/01   8/1/11
Mr. Page   300,000 (b)  30% (f)             $.35     $.35    12/27/99 12/27/09
Mr.Aguirre 400,000 (a)  20% (e)             $.02     $.02     8/1/01   8/1/11
Mr.Aguirre 250,000 (b)  25% (f)             $.35     $.35    12/27/99 12/27/09


a - Each of the above options was granted pursuant to our 2001 Stock Option
Plan.
b - Each of the above options was granted pursuant to our 2000 Stock Option
Plan.
c - These options vest and become exercisable over four years (25% per year) beginning on the first anniversary of the date of grant. The exercise price of the options is at the fair market value of the common stock on the date of grant, and the number of shares awarded is determined by Management.
d - Options may terminate before their expiration date if the optionee's status as an employee is terminated or upon the employee's death or disability e - The 5% and 10% assumed annual rates of compound stock price appreciation are mandated by rules of the Securities and Exchange Commission and do not represent the Company's estimate or projection of the Company's future Common Stock prices.
f - In fiscal 2001, the Company granted options to employees to purchase aggregate of 1,050,000 shares.

Aggregated Option/SAR Exercises and Fiscal Year-End Option/SAR Value Table.

The following table sets forth certain information about option exercises during fiscal 2001 by the Named Executive Officers and the value of their unexercised options at the end of the year.

Name    Option  Shares    Value  Number of Shares     Value of Unexercised
        Grant   Acquired  Real-  Underlying           In-the-Money Options
        Year    on        ized   Unexercised       at Fiscal Year-End
               Exercise  (b)    Options at Fiscal
              (a)           Year End


                                 Unexer-  Exercisable    Unexer-  Exercisable
                                 cisable                 cisable

Tim
Page    2001    0          0     500,000   0             -$2,500        $0

Tim
Page    2000    0          0     225,000   75,000        -$76,500      -$750

Jesus
Aguirre 2001    0          0     400,000     0            -$2,000        $0


Jesus
Aguirre 2000    0           0    187,500      62,500      -$63,750     -$625

John
Osborne 2001    0           0    150,000         0         -$1,500        $0

John
Osborne 2000    0           0    112,500      37,500       -$51,000    -$375


a - No stock options have been exercised to date b - If the shares were sold immediately upon exercise, the value realized was calculated using the difference between the actual sales price and the exercise price. Otherwise, the value realized was calculated using the difference between the closing price of the common stock on the date of exercise and the exercise price.







Aggregated Option/SAR Exercises and Fiscal Year-End Option/SAR Value Table.

The following table sets forth certain information about option exercises during fiscal 2001 by the Named Executive Officers and the value of their unexercised options at the end of the year.




Item 7.   Certain Relationships and Related Transactions

Below are description of any transactions during the last two years, or proposed transactions to which TELECOMM.COM, INC. was or is to be a party, in which any of the following persons had or is to have a direct or indirect material interest in the transaction, and the amount of such interest:



(1)  Name Company   Amount of        Description of Transaction
                    Interest

Octaviano
Aguirre*  Trimaq    20% stock of      From 1999 to January,
                    Trimaq owned by   2001, Austin Cable
                    Octavio Aquirre   contracted with
                                      Trimaq to build Cat-
                                      5 patch cables at
                                      $0.25 per cable.

Jesus
Aquirre   Trimaq    40%                As above


* Father of Jesus Aquirre


We have no parent companies.










Transactions with Promoters.

Below are the names of the promoters, the nature and amount of anything of value (including money, property, contracts, options or rights of any kind) received or to be received by each promoter, directly or indirectly, from TELECOMM.COM, INC.:



Name           Shares rec'd          Date & Price        Reason
                                     at Issuance


Promark Inc   1,000,000 restricted   02/20/01, 1cent     PR firm


There are no assets that were acquired or are to be acquired from a promoter.


Item 8.   Description of Securities


Common or Preferred Stock.

We are not offering common equity at this time. We have no preferred stock to offer.

Debt Securities.

We are not offering any debt securities at this time.


                            PART II


Item 1. Market Price of and Dividends on the Registrant's Common Equity and Related Stockholder Matters.

Market Information

The principal market or markets where the TELECOMM.COM, INC common equity is traded is the OTC Pink Sheets.

The high and low sales prices for each quarter within the last two fiscal years and any subsequent interim period for which financial statements are required are as follows:

          Quarterly Ranges              High Sale           Low Sale

          3rd Quarter, 2000             $4.5000             4.5000
          4th Quarter, 2000              4.5000             0.5100
          1st Quarter, 2001              0.5100             0.4000
          2nd Quarter, 2001              0.4000             0.1200
          3rd Quarter, 2001              0.1800             0.0100
          4th Quarter, 2001              0.0300             0.0110

Holders

The number of shareholders of common class of stock is as follows:
     Only one class of stock  ..Common
     Shareholders on December 31st, 2000          45
     Shareholders on July 26th,2001               54
     Shareholders on December 31st, 2001          55

Dividends

There have been no dividends declared on the common equity for the last two fiscal years and in any subsequent period.

Item 2.   Legal Proceedings

We are not a party to any pending legal proceeding which involves a claim for damages above 10% of our current assets, nor are we involved in any pending legal proceeding which does not involve routine litigation incidental to the business.


Item 3. Changes In and Disagreements With Accountants on Accounting and Financial Disclosures


We have not had changes in nor any disagreements with our accountants at any time.


Item 4.   Recent Sales of Unregistered Securities


There have been no recent sales of unregistered securities.


Item 5.   Indemnification of Directors and Officers


We indemnify our Officers and Directors by specifically providing, in Article IX of our bylaws, indemnification protection for our Officers and Directors and employees. However, we do not carry Directors or Officers insurance.


                            PART F/S


Please see audited financial statements, attached


                            PART III






INDEPENDENT AUDITORS' REPORT

To the Board of Directors
Telecomm.com, Inc.
Austin, Texas

We have audited the accompanying balance sheet of Telecomm.com, Inc. as of December 31, 2001, and the related statements of operations, stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of Telecomm's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Telecomm.com, Inc. as of December 31, 2001, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the consolidated financial statements, Telecomm has significantly reduced its operations in early 2002, and has incurred losses for the years ended
December 31, 2001 and 2000 totaling $765,571 and $1,432,063 respectively, and at December 31, 2001 had a capital deficit of $1,825,217. Telecomm will require additional working capital to develop its business until Telecomm either achieves a level of revenues adequate to generate sufficient cash flows from operations. These conditions raise substantial doubt about Telecomm's ability to continue as a going concern. Management's plans in regard to this matter are also described in Note 2. The accompanying consolidated financial statements do not include any adjustments that might result from the outcome of these uncertainties.

Malone & Bailey, PLLC
www.malone-bailey.com
Houston, Texas
March 4, 2002

                             INDEPENDENT AUDITORS' REPORT

To the Board of Directors
Telecomm.com, Inc.
Austin, Texas

We have audited the statements of operations, stockholders' equity and cash flows for the year ended December 31, 2000. These financial statements are the responsibility of Perma-Tune's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the results of its operations and cash flows for the year ended December 31, 2000, in conformity with accounting principles generally accepted in the United States.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the consolidated financial statements, Telecomm had incurred a net loss for the year ended December 31, 2000 of $1,432,064 and has a negative working capital of $1,736,083. Also as discussed in Note 2, Telecomm's largest customer filed bankruptcy in January 2001. This customer accounted for approximately 21% of Telecomm's consolidated revenues. Telecomm is currently engaged in negotiations with its vendors regarding the restructuring of amounts owed or exchanging such amounts owed for common stock of Telecomm and is exploring equity and capital infusions. There can be no assurances that Telecomm will be successful in completing these restructurings or exchanges or raising equity or capital. These factors, among other things discussed in Note 2 raise substantial doubt about Telecomm's ability to continue as a going concern. Management's plans in regard to this matter are also described in Note 2. The accompanying consolidated financial statements do not include any adjustments that might result from the outcome of these uncertainties.

Travis, Wolff & Company, L.L.P.
Dallas, Texas
May 23, 2001





























                               TELECOMM.COM, INC.
                                 BALANCE SHEET
                               December 31, 2001

                                     ASSETS

                                                                     2001
                                                              _____________
Current assets
  Cash                                                          $    3,925
  Accounts receivable                                               23,207
  Inventory                                                         52,558
                                                              _____________
    Total current assets                                            79,690

Property and equipment, net                                         18,146

Other assets                                                         2,157
                                                              _____________
                                                               $    99,993
                                                              =============

LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT):

Current liabilities:

  Accounts payable                                             $ 1,273,127
  Accrued expenses                                                 274,388
  Due to shareholders                                              222,258
  Notes payable - related parties                                   46,000
                                                               ___________
    Total current liabilities                                    1,815,773
                                                               ___________
Notes payable                                                      109,437
                                                               ___________


STOCKHOLDERS' EQUITY (DEFICIT):

  Common stock, $.001 par value, 75,000,000 shares authorized,
  13,908,000 shares issued and outstanding                          13,908
Additional paid in capital                                         670,675
Accumulated deficit                                             (2,509,800)
Accumulated other comprehensive loss                                     -
                                                               ___________
  Total Stockholders' Equity (Deficit)                          (1,825,217)
                                                               ___________
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT):          $    99,993
                                                               ===========

                 See accompanying summary of accounting policies and
                           notes to financial statements








                                 TELECOMM.COM, INC.
                              STATEMENTS OF OPERATIONS

                                                       For the Years Ended
                                                          December 31
                                                          ___________
                                                       2001          2000
                                                       __________________

Net revenues                                      $  229,814    $2,234,817
Cost of goods sold                                   325,150     1,663,222
                                                  ___________   __________
Gross profit (loss)                                  (95,336)      571,595
                                                  ___________   __________
Operating expenses:
  General and administrative                         549,770       953,629
  Impairment of assets acquired                       15,835       625,650
  Depreciation and amortization                       13,480        13,480
                                                  __________    __________
                                                     579,085     1,592,759
                                                  __________    __________

Loss from continuing operations                     (674,421)   (1,021,164)

Interest expense                                       5,957        38,039
                                                  __________    __________
Net loss from continuing operations before
discontinued operations                             (680,378)   (1,059,203)

Discontinued operations:
  Loss on continuing operations of TIC Cables
  Electronica y Suministros, S.A. de C.V.           (408,149)     (372,861)

  Gain on abandonment of TIC Cables Electronica
  y Suministros, S.A. de C.V.                        322,956          -
                                                  __________     _________

Net loss                                            (765,571)  $(1,432,064)

Comprehensive loss:
  Change in foreign currency translation              72,413         2,647
                                                  __________   ___________
Comprehensive loss                                $ (693,158)  $(1,429,417)
                                                  ==========   ===========
Net loss per share from continuing operations:
  Basic and diluted                                  $ (0.08)      $(0.20)
                                                  ==========   ===========
Net loss per share
  Basic and diluted                                  $ (0.06)      $(0.27)
                                                  ==========   ===========
Weighted average shares outstanding:
  Basic and diluted                               13,713,633    5,220,137
                                                  ==========   ===========

              See accompanying summary of accounting policies and
                        notes to financial statements




                                 TELECOMM.COM, INC.
                    STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)
                       For the Years Ended December 31, 2001

                                                                   Accum.
                        Common Shares    Add'l                     Other
                                         Paid in   Note    Accum.  Comp.
                        Shares   Amount  Capital   Rec.    Deficit Income
                     __________ _______ ________ ________ ________ ________
Balance
 December 31, 1999  2,230,000 $ 2,230  $565,573 $(70,500)$(312,165)$(75,060)

Issuance of Common
 Stock             10,200,000  10,200   91,800   -         -          -

Net Loss
Comprehensive
Income:                  -        -       -      -    (1,432,064)     -

Change in Foreign
Currency
Translation              -        -       -      -       -          2,647
                    __________  _______ ________ _______   ________ _______

Balance
 December 31, 2000  12,430,000  12,430  657,373  (70,500) (1,744,229)(72,413)

Issuance of Common
stock for Services   1,478,000   1,478   13,302     -       -         -

Reclassification
Due to Disposal          -        -       -       70,500    -         -

Net Loss                 -        -       -           -    (765,571)     -

Comprehensive Income:
Change in Foreign
Currenty Translation     -        -       -        -        -        72,413

Balance
 December 31, 2001  13,908,000 $13,908 $670,675  $ -     (2,509,800)  -
                    ========== ======= ========= ======= =========== ====

               See accompanying summary of accounting policies and
                         notes to financial statements















                                TELECOMM.COM, INC.
                             STATEMENTS OF CASH FLOWS

                                                For the Years Ended
                                                    December 31
                                                    ___________

                                                2001           2000
                                           ______________ _____________
CASH FLOWS FROM OPERATING ACTIVITIES:
Net Loss                                   $  (765,571)   $ (1,432,064)

Adjustments to reconcile net loss to
 cash used in operating activities:
 Depreciation and amortization                  13,480          20,018
  Provision for uncollectible accounts         164,530         129,000
  Impairment of assets acquired                 15,835         625,650
  Common stock for services                     14,780

Changes in operating assets and
 liabilities:
  Accounts receivable                          167,187       (723,330)
  Inventory                                    213,773         17,998
  Other assets                                 (64,606)       472,215
  Due from stockholder                               -        (58,500)
  Accounts payable                             (80,450)       762,000
  Accrued expenses                             153,162         55,897
                                          ____________    ___________

NET CASH USED IN OPERATING ACTIVITIES         (167,880)      (131,116)
                                          ____________    ___________

CASH FLOWS FROM INVESTING ACTIVITIES:     ____________    ___________
  Purchase of property and equipment                 -              -
                                          ____________    ___________
CASH FLOWS FROM FINANCING ACTIVITIES:
  Payments on notes payable and amounts
  due to related parties                             -        (34,500)
  Proceeds from notes payable                        -
  Net advances from stockholders               171,805         68,969
  Issuance of common stock                           -         94,000
  Other                                              -          2,647
                                          ____________    ___________

NET CASH PROVIDED BY FINANCING ACTIVITIES      171,805        131,116
                                          ____________    ___________

NET INCREASE (DECREASE) IN CASH
  Cash, beginning of period                      3,925              -
  Cash, end of period                                -              -
                                          ____________    ___________
                                             $   3,925     $        -
                                          ============    ===========
SUPPLEMENT CASH FLOW INFORMATION:
 Interest paid                               $       -     $        -
 Income tax paid                             $       -     $        -

          See accompanying summary of accounting policies and notes to financial statements

                         TELECOMM.COM, INC.
                  NOTES TO FINANCIAL STATEMENTS

NOTE 1 - SUMMARY OF ACCOUNTING POLICIES

Telecomm.com, Inc. ("Telecomm") was incorporated in July 1999 under the laws of the state of Delaware. Telecomm is engaged in the design and integration of systems for data and telecommunications in Mexico for customers throughout the United States and Mexico. Telecomm is also engaged in the business of manufacturing copper and fibre optic specialty custom cabling in Mexico for distribution in the United States and Mexico. In December 2001, Telecomm abandoned its ownership of its subsidiary in Mexico and has ceased its other operations. Telecomm is in the process of identifying candidates to acquire or to merge with to continue its operations of manufacturing copper and fibre optic specialty custom cabling.

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of Telecomm and its wholly-owned subsidiaries, Cable Capital & Wire, Inc. (d.b.a. Austin Cable & Wire), ("Austin Cable") a Texas Corporation, and TIC Cables Electronica y Suministros, S.A. de C.V., a Mexican corporation (or "TIC"). All significant intercompany balances and transactions have been eliminated in consolidation.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the balance sheet. Actual results could differ from those estimates.

Cash Equivalents

Cash equivalents include highly liquid, temporary cash investments having original maturity dates of three months or less. For reporting purposes, such cash equivalents are stated at cost plus accrued interest which approximates fair value.

Inventories

Inventories are stated at the lower of cost or market, cost being determined on the average cost method or net realizable value.

Long-lived Assets

Property and equipment are stated at cost less accumulated depreciation. Major renewals and improvements are capitalized; minor replacements, maintenance and repairs are charged to current operations. Depreciation is computed by applying the straight-line method over the estimated useful lives of machinery and equipment (five years). Leasehold improvements are amortized over the shorter of the useful life of the improvement or the life of the related lease. Telecomm performs reviews for the impairment of long-lived assets whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.

Revenue Recognition

Telecomm recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred, the sales price is fixed or determinable and collectibility is probable. Generally, these criteria are met at the time product is shipped. Telecomm provides for the estimated cost of product warranties upon shipment. Shipping and handling costs are included in cost of goods sold.

Income Taxes

Telecomm accounts for income taxes under the asset and liability approach. The asset and liability approach is used to recognize deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts and the tax bases of assets and liabilities. Telecomm records a valuation allowance to reduce the deferred tax assets to the amount that is more likely than not to be realized.

Stock-Based Compensation

Telecomm accounts for stock-based compensation under the intrinsic value method. Under this method, Telecomm recognizes no compensation expense for stock options granted when the number of underlying shares is known and exercise price of the option is greater than or equal to the fair market value of the stock on the date of grant.

Basic Loss Per Share

Basic loss per share has been calculated based on the weighted average number of shares of common stock outstanding during the period.

Recent Accounting Pronouncements

Telecomm does not expect the adoption of recently issued accounting pronouncements to have a significant impact on Telecomm's results of operations, financial position or cash flow.

NOTE 2 - Discontinued Operations

In September 2001, Telecomm effectively abandoned its ownership of TIC due to its lack of control over its operations and recorded a gain of $322,956. TIC is engaged in the design and integration of systems for data and telecommunications in Mexico for customers throughout the United States and Mexico. Telecomm originally acquired TIC in November 1999 and issued 200,000 shares of common stock for 99.99% of the stock of TIC plus a note receivable of $70,500. The note receivable was non-interest bearing and did not specify a due date. Telecomm is in the process of canceling the shares and the note receivable.

TIC's revenues for the nine months ended September 30, 2001 and for the year ended December 31, 2001 and 2000 were $3,527,935 and $5,142,750, respectively. Net loss from operations were $408,149 and $300,721, net of income tax benefit of $0 and $39,323, respectively.

There are no remaining assets of TIC as of December 31, 2001.

NOTE 3 - Going Concern

The Company has significantly reduced its operations in early 2002. For the years ended December 31, 2001 and 2000, Telecomm incurred losses totaling $765,571 and $1,432,064, respectively, and at December 31, 2001 had a capital deficit of $1,736,083. Because of these recurring losses, Telecomm will require additional working capital to develop and/or renew its business operations. Telecomm intends to raise additional working capital either through private placements, public offerings and/or bank financing. As of March 4, 2002, Telecomm is in discussions with several investors, however no definitive agreements have been reached. Telecomm is also identifying merger and/or acquisition candidates. As of March 4, 2002, no acquisition or merger agreements have been closed.

There are no assurances that Telecomm will be able to either (1) increase its operations and achieve a level of revenues adequate to generate sufficient cash flow from operations; or (2) obtain additional financing through either private placement, public offerings and/or bank financing necessary to support Telecomm's working capital requirements. To the extent that funds generated from any private placements, public offerings and/or bank financing are insufficient, Telecomm will have to raise additional working capital. No assurance can be given that additional financing will be available, or if available, will be on terms acceptable to Telecomm. If adequate working capital is not available Telecomm may not increase its operations.

These conditions raise substantial doubt about Telecomm's ability to continue as a going concern. The consolidated financial statements do not include any adjustments relating to the recoverability and classification of asset carrying amounts or the amount and classification of liabilities that might be necessary should Telecomm be unable to continue as a going concern.

NOTE 4 - Property and Equipment

Property and equipment consisted of the following at December 31:

                                                    2001
                                                 _________

Machinery and equipment                          $  43,352
Furniture and fixtures                              16,698
Computer equipment                                  11,859
                                                 _________
                                                    71,909
Less: Accumulated depreciation                      53,764
                                                 _________
                                                 $  18,145
                                                 =========

Depreciation expense totaled $13,480 and $20,018 in 2001 and 2000, respectively.

NOTE 5 - Notes Payable

Telecomm has notes payable totaling $109,437 due to various vendors. The notes payable bear interest at 6% and are due on August 1, 2004. These notes are unsecured.

NOTE 6 - NOTES PAYABLE - RELATED PARTIES

Telecomm has notes payable totaling $46,000 due to various shareholders. The notes bear interest at 8% to 14% and are unsecured and past due as of December 31, 2001.

NOTE 7 - DUE TO SHAREHOLDERS

Telecomm has received advances from various shareholders totaling $237,958 as of December 31, 2001. The advances are payable upon demand.

NOTE 8 - INCOME TAXES

For the years ended December 31, 2001 and 2000, Telecomm incurred net losses and, therefore, has no tax liability. The net deferred tax asset generated by the loss carry-forward has been fully reserved. The cumulative net operating loss carry-forward is approximately $2,200,000 at December 31, 2001, and will expire in the years 2019 through 2021.

Deferred income taxes consist of the following at December 31:

                                              2001       2000
                                           _________   ________
Long-term:
  Deferred tax assets                      $745,000    $ 36,665
  Valuation allowance                      (745,000)    (36,665)
                                           _________   ________
                                           $      -    $      -
                                           =========   ========

NOTE 9 - EMPLOYEE STOCK PLANS

In December 1999, Telecomm adopted the Stock Option Plan ("Plan") for its employees. Options issued will generally be granted at no less than 80% of the fair market value of the common stock at the date of grant. Telecomm has reserved 5,000,000 shares of common stock under the plan.

In December 1999, Telecomm adopted the Directors' Stock Option Plan
("Directors
Plan") for its non-employee directors. Options issued will generally be granted at no less than 80% of the fair market value of the common stock at the date of grant. Telecomm has reserved 1,500,000 shares of common stock under the plan.

A summary of Telecomm's stock option plans for the years ended December 31,
2001
and 2000 is presented below:


                                          2001                      2000
                                        _________                 ________

                                         Weighted                 Weighted
                                          Average                  Average
                                         Exercise                 Exercise
                           Shares          Price       Shares       Price
                         __________      _________   __________   ________

Options outstanding at:
Beginning of year        1,700,000        $    .51    1,700,000    $   .51
Options granted          1,050,000             .02            -          -
                         __________      _________   __________   ________

End of year              2,750,000             .32    1,700,000        .51
                         ==========      =========   ==========   ========

Options Exercisable      1,231,250             .41      750,000        .40
                         ==========      =========   ==========   ========

Weighted average fair
value of options from
during the year                           $    .01                       -
                         ==========      =========   ==========   ========

The following table summarizes information about stock options outstanding at December 31, 2001:

               OPTIONS OUTSTANDING                       OPTIONS EXERCISABLE
________________________________________________________ ___________________
                  Number of    Weighted     Weighted                Weighted
    Range of     Outstanding    Average      Average                Average
Exercise Prices   12/31/01    Remaining     Exercise   Execisable   Exercise
                                 Life         Price    At 12/31/01  Price
________________ ____________ ___________  __________  ___________ _________

$  .02 -  .25     1,300,000    $ 9.12      $   .06       384,375    $    .10
   .26 -  .50       950,000      7.93          .39       565,625         .39
   .51 - 1.00       500,000      7.75          .88       281,250         .88
                ____________               __________  ___________ _________

                  2,750,000                $   .32     1,231,250    $    .41
                ============             ==========  ===========  ==========

SFAS 123 requires Telecomm to provide pro forma information regarding net loss applicable to common stockholders and loss per share as if compensation cost for Telecomm's stock options granted had been determined in accordance with the fair value based method prescribed in that Statement. Telecomm estimates the fair value of each stock option at the grant date by using the Black-Scholes option pricing model with the following weighted average assumptions used for grants in 2001 and 2000:

                                            2000            2001
                                          ________        ________

Dividend yield                               0%             0%
Expected volatility                         80%             80%
Risk-free interest rate                      5.3%            5.6%
Expected lives                            5 years          5 years

Under the accounting provisions of SFAS No. 123, Telecomm's net loss applicable to common stockholders and loss per share would have been revised to the pro forma amounts indicated below:

                                             For the Years Ended December 31
                                             _______________________________

                                                  2001            2000
                                             ____________     ___________
Net loss applicable to common stockholders:
  As reported                                 $  765,571      $1,432,064
  Pro forma                                   $  830,494      $1,493,934

Net loss per common share:
  As reported                                 $   0.06         $   0.27
  Pro forma                                   $   0.06         $   0.29

Telecomm issued options to the former shareholders of Austin Cable & Wire to acquire 100,000 shares of common stock at an exercise price of $5.00 per share. The option expires in August 2004.

NOTE 10 - Commitments and Contingencies

Telecomm had leased its office and warehouse facilities under an operating lease through August 31, 2001. Currently, there are no future lease payments. An officer has provided office services without charge. Such costs are immaterial to the financial statements and accordingly are not reflected herein.

Rent expense was $25,235 and $142,200 for the years ending December 31, 2001 and 2000, respectively.

In December 1999, Telecomm entered into an employment agreement with the Chairman of the Board and Chief Executive Officer of Telecomm. The seven year agreement provides for an annual salary of $150,000, plus incentives and certain employee benefits, as defined by the agreement. The agreement also provides for a bonus based on gross sales increases.

Telecomm is a defendant to certain litigation arising from the acquisition of Austin Cable and certain debts of Austin Cable. Telecomm is attempting to resolve this matter.


We are attaching articles (Exhibit 1) and bylaws (Exhibit 2) of the Company.


                 CERTIFICATE OF INCORPORATION

                               OF

                      TELECOMM.COM, INC.


     FIRST.    The name of this corporation shall be:

                         TELECOMM.COM, INC.

     SECOND.   Its registered office in the State of Delaware is
     to be located at 3422 Old Capitol Trail, Suite 584, in the City of Wilmington, County of New Castle, 19808 and its registered agent at such address is SAMUEL WIERDLOW, INC.

     THIRD.    The purpose of porpoises of the corporation shall
     be:

     To engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of Delaware.

     FOURTH.   The total number of shares of stock which this
     corporation is authorized to issue is:

     Seventy Five Million (75,000,000) shares at $.001 par value.

     FIFTH.    The name and address of the incorporator is as
     follows:

          Robert Bryan
          Samuel Wierdlow, Inc.
          4001 Kennett Pike # 134
          Wilmington, DE 19807

     SIXTH.    The Board of Directors shall have the power to
     adopt, amend or repeal the by-laws.

     IN WITNESS WHEREOF, the undersigned, being the incorporator herein before named, has executed, signed and acknowledged this certificate of incorporation this 24th day of August, 1999.


     /s/ Robert Bryan
     ________________
     Robert Bryan
     Incorporator


     STATE OF DELAWARE
     SECRETARY OF STATE
     DIVISION OF CORPORATIONS
     FILED 09:00 AM 08/26/1999
       991363017 - 3040952



Exhibit 2 - Bylaws of Registrant

                             BYLAWS

                               of

                       TELECOMM.COM, INC.


                      ARTICLE I - OFFICES

    SECTION 1. REGISTERED OFFICE. -- The registered office shall be established and maintained at 3422 OLD CAPITOL TRAIL #584, in the City of WILMINGTON, County of New Castle, State of Delaware,
19808.

    SECTION 2. OTHER OFFICES. --The corporation may have other offices, either within or without the State of Delaware, at such place or places as the Board of Directors may from time to time appoint or the business of the corporation may require.


              ARTICLE II - MEETING OF STOCKHOLDERS

    SECTION 1. ANNUAL MEETINGS. --Annual meetings of stockholders for the election of directors and for such other business as may be stated in the notice of the meeting, shall be held at such place, either within or without the State of Delaware, and at such time and date as the Board of Directors, by resolution, shall determine and as set forth in the notice of the meeting. In the event the Board of Directors fails to so determine the time, date and place of meeting, the annual meeting of stockholders shall be held at the registered office of the corporation in Delaware on AUGUST 26.

If the date of the annual meeting shall fall upon a legal holiday, the meeting shall be held on the next succeeding business day. At each annual meeting, the stockholders entitled to vote shall elect a Board of Directors and may transact such other corporate business as shall be stated in the notice of the meeting.

SECTION 2. OTHER MEETINGS.--Meetings of stockholders for any purpose other than the election of directors may be held at such time and place, within or without the State of Delaware, as shall be stated in the notice of the meeting.

SECTION 3. VOTING. --Each stockholder entitled to vote in accordance with the terms and provisions of the Certificate of Incorporation and these By-Laws shall be entitled to one vote, in person or by proxy, for each share of stock entitled to vote held by such stockholder, but no proxy shall be voted after three years from its date unless such proxy provides for a longer period. Upon the demand of any stockholder, the vote for directors and upon any question before the meeting shall be by ballot. All elections for directors shall be decided by plurality vote; all other questions shall be decided by majority vote except as otherwise provided by the Certificate of Incorporation or the laws of the State of Delaware.

SECTION 4. STOCKHOLDER LIST. --The officer who has charge of the stock ledger of the corporation shall at least 10 days before each meeting of stockholders prepare a complete alphabetical addressed list of the stockholders entitled to vote at the ensuing election, with the number of shares held by each. Said list shall be open to the examination of any stockholder, for any purpose germane to the meeting, during ordinary business hours, for a period of at least ten days prior to the meeting, either at a place within the city where the meeting is to be held, which place shall be specified in the notice of the meeting, or, if not so specified, at the place where the meeting is to be held. The list shall be available for inspection at the meeting.

SECTION 5. QUORUM. --Except as otherwise required by law, by the Certificate of Incorporation or by these By-Laws, the presence, in person or by proxy, of stockholders holding a majority of the stock of the corporation entitled to vote shall constitute a quorum at all meetings of the stockholders. In case a quorum shall not be present at any meeting, a majority in interest of the stockholders entitled to vote thereat, present in person or by proxy, shall have power to adjourn the meeting from time to time, without notice other than announcement at the meeting, until the requisite amount of stock entitled to vote shall be present.
At any such adjourned meeting at which the requisite amount of stock entitled to vote shall be represented, any business may be transacted which might have been transacted at the meeting as originally noticed; but only those stockholders entitled to vote at the meeting as originally noticed shall be entitled to vote at any adjournment or adjournments thereof.

SECTION 6. SPECIAL MEETINGS. --Special meetings of the stockholders, for any purpose, unless otherwise prescribed by statue or by the Certificate of Incorporation, may be called by the president and shall be called by the President or secretary at the request in writing of a majority of the directors or stockholders entitled to vote. Such request shall state the purpose of the proposed meeting.

SECTION 7. NOTICE OF MEETINGS. --Written notice, stating the place, date and time of the meeting, and the general nature of the business to be considered, shall be given to each stockholder entitled to vote thereat at his address as it appears on the records of the corporation, not less than ten nor more than fifty days before the date of the meeting.

SECTION 8. BUSINESS TRANSACTED. --No business other than that stated in the notice shall be transacted at any meeting without the unanimous consent of all the stockholders entitled to vote thereat.

SECTION 9. ACTION WITHOUT MEETING. --Except as otherwise provided by the Certificate of Incorporation, whenever the vote of stockholders at a meeting thereof is required or permitted to be taken in connection with any corporate action by any provisions of the statutes or the Certificate of Incorporation or of these By-Laws, the meeting and vote of stockholders may be dispensed with, if a majority of the stockholders who would have been entitled by vote upon the action if such meeting were held, shall consent in writing to such corporate action being taken.


                    ARTICLE III - DIRECTORS

SECTION 1. NUMBER AND TERM. --The number of directors shall be one. The directors shall be elected at the annual meeting of the stockholders and each director shall be elected to serve until his successor shall be elected and shall qualify. The number of directors may be increased at any time pursuant to Article 3 section 5 of these Bylaws.

SECTION 2. RESIGNATIONS. --Any director, member of a committee or other officer may resign at any time. Such resignation shall be made in writing, and shall take effect at the time specified therein, and if no time be specified, at the time of its receipt by the President or Secretary. The acceptance of a resignation shall not be necessary to make it effective.

SECTION 3. VACANCIES. --If the office of any director, member of a committee or other officer becomes vacant, the remaining directors in office, though less than a quorum by a majority vote, may appoint any qualified person to fill such vacancy, who shall hold office for the unexpired term and until his successor shall be duly chosen.

SECTION 4. REMOVAL. --Any director or directors may be removed either for or without cause at any time by the affirmative vote of the holders of a majority of all the shares of stock outstanding and entitled to vote, at a special meeting of the stockholders called for the purpose and the vacancies thus created may be filled, at the meeting held for the purpose of removal, by the affirmative vote of a majority in interest of the stockholders entitled to vote.

SECTION 5. INCREASE OF NUMBER. --The number of directors may be increased by amendment of these By-Laws by the affirmative vote of a majority of the directors, though less than a quorum, or, by the affirmative vote of a majority in interest of the stockholders, at the annual meeting or at a special meeting called for that purpose, and by like vote the additional directors may be chosen at such meeting to hold office until the next annual election and until their successors are elected and qualify.

SECTION 6. COMPENSATION. --Directors shall not receive any stated salary for their services as directors or as members of committees, but by resolution of the board a fixed fee and expenses of attendance may be allowed for attendance at each meting. Nothing herein contained shall be construed to preclude any director from serving the corporation in any other capacity as an officer, agent or otherwise, and receiving compensation therefor.

SECTION 7. ACTION WITHOUT MEETING. --Any action required or permitted to be taken at any meeting of the Board of Directors, or of any committee thereof, may be taken with out a meeting, if prior to such action a written consent thereto is signed by all members of the board, or of such committee as the case may be, and such written consent is filed with the minutes of proceedings of the board or committee.


                     ARTICLE IV - OFFICERS

SECTION 1. OFFICERS. --The officers of the corporation shall consist of a President, a Treasurer, and a Secretary, and shall be elected by the Board of Directors and shall hold office until their successors are elected and qualified. In addition, the Board of Director may elect a Chairman, one or more Vice-Presidents and such Assistant Secretaries and Assistant Treasurers as it may deem proper. None of the officers of the corporation need be directors. The officers shall be elected at the first meeting of the Board of Directors after each annual meeting. More than two offices may be held by the same person.

SECTION 2. OTHER OFFICERS AND AGENTS. --The Board of Directors may appoint such officers and agents as it may deem advisable, who shall hold their offices for such terms and shall exercise such power and perform such duties as shall be determined from time to time by the Board of Directors.

SECTION 3. CHAIRMAN. --The Chairman of the Board of Directors if one be elected, shall preside at all meetings of the Board of Directors and he shall have and perform such other duties as from time to time may be assigned to him by the Board of Directors.

SECTION 4. PRESIDENT. --The President shall be the Chief Executive Officer of the corporation and shall have the general powers and duties of supervision and management usually vested in the office of President of a corporation. He shall preside at all meetings of the stockholders if present thereat, and in the absence or non-election of the Chairman of the Board of Directors, at all meetings of the Board of Directors, and shall have general supervision, direction and control of the business of the corporation Except as the Board of Directors shall authorize the execution thereof in some other manner, he shall execute bonds, mortgages, and other contracts in behalf of the corporation, and shall cause the seal to be affixed to any instrument requiring it and when so affixed the seal shall be attested by the signature of the Secretary or the Treasurer or an Assistant Secretary or an Assistant Treasurer.

SECTION 5. VICE-PRESIDENT. --Each Vice-President shall have such powers and shall perform such duties as shall be assigned to him by the directors.

SECTION 6. TREASURER. --The Treasurer shall have the custody of the corporate funds and securities and shall keep full and accurate account of receipts and disbursement in books belonging to the corporation. He shall deposit all moneys and other valuables in the name and to the credit of the corporation in such depositories as may be designated by the Board of Directors.


The Treasurer shall disburse the funds of the corporation as may be ordered by the Board of Directors, or the President, taking proper vouchers for such disbursement. He shall render to the President and Board of Directors at the regular meetings of the Board of Directors, or whenever they may request it, an account of all his transactions as Treasurer and of the financial condition of the corporation. If required by the Board of Directors, he shall give the corporation a bond for the faithful discharge of his duties in such amount and with such surety as the board shall prescribe.

SECTION 7. SECRETARY. --The Secretary shall give, or cause to be given, notice of all meetings of stockholders and directors, and all other notices required by law or by these By-Laws, and in case of his absence or refusal or neglect so to do, any such notice may be given by any person thereunto directed by the President, or by the directors, or stockholders, upon whose requisition the meeting is called as provided in these By-Laws. He shall record all the proceedings of the meetings of the corporation and of directors in a book to be kept for that purpose. He shall keep in safe custody the seal of the corporation, and when authorized by the Board of Directors, affix the same to any instrument requiring it, and when so affixed, it shall be attested by his signature or by the signature of any assistant secretary.

SECTION 8. ASSISTANT TREASURERS & ASSISTANT SECRETARIES.  --
Assistant Treasurers and Assistant Secretaries, if any, shall be elected and shall have such powers and shall perform such duties as shall be assigned to them, respectively, by the Directors.


                           ARTICLE V

SECTION 1. CERTIFICATES OF STOCK. --Every holder of stock in the corporation shall be entitled to have a certificate, signed by, or in the name of the corporation by, the Chairman or Vice-Chairman of the Board of Directors, or the President or a vice-president and the Treasurer or an assistant treasurer, or the Secretary of the corporation, certifying the number of shares owned by him in the corporation. If the corporation shall be authorized to issue more than one class of stock or more than one series of any class, the designations, preferences and relative, participating, optional or other special rights of each class of stock or series thereof and the qualifications, limitations, or restrictions of such preferences and/or rights shall be set forth in full or summarized on the face or back of the certificate which the corporation shall issue to represent such class of series of stock, provided that, except as other wise provided in section 202 of the General Corporation Law of Delaware, in lieu of the foregoing requirements, there may be set forth on the face or back of the certificate which the corporation shall issue to represent such class or series of stock, a statement that the corporation will furnish without charge to each stockholder who so requests the powers, designations, preferences and relative, participating, optional or other special rights of each class of stock or series thereof and the qualifications, limitations or restrictions of such preferences and/or rights. Where a certificate is countersigned (1) by a transfer agent other than the corporation or its employee, or (2) by a registrar other than the corporation or its employee, the signatures of such officers may be facsimiles.

SECTION 2. LOST CERTIFICATES --New certificates of stock may be issued in the place of any certificate therefore issued by the corporation, alleged to have been lost or destroyed, and the directors may, in their discretion, require the owner of the lost or destroyed certificate or his legal representatives, to give the corporation a bond, in such sum as they may direct, not exceeding double the value of the stock, to indemnify the corporation against it on account of the alleged loss of any such new certificate.

SECTION 3. TRANSFER OF SHARES. --The shares of stock of the corporation shall be transferable only upon its books by the holders thereof in person or by their duly authorized attorneys or legal representatives, and upon such transfer the old certificates shall be surrendered to the corporation by the delivery thereof to the person in charge of the stock and transfer books and ledgers, or to such other persons as the directors may designate, by who they shall be cancelled, and new certificates shall thereupon be issued. A record shall be made of each transfer and whenever a transfer shall be made for collateral security, and not absolutely, it shall be so expressed in the entry of the transfer.

SECTION 4. STOCKHOLDERS RECORD DATE. --In order that the corporation may determine the stockholders entitled to notice of or to vote at any meeting of stockholders or any adjournment thereof, or to express consent to corporate action in writing without a meeting, or entitled to receive payment of any dividend or other distribution or allotment of any rights, or entitled to exercise any rights in respect of any change, conversion or exchange of stock or for the purpose of any other lawful action, the Board of Directors may fix, in advance, a record date, which shall not be more than sixty nor less than ten days before the day of such meeting, nor more than sixty days prior to any other action. A determination of stockholders of record entitled to notice of or to vote at a meeting of stockholders shall apply to any adjournment of the meeting; provided, however, that the Board of Directors may fix a new record date for the adjourned meeting.

SECTION 5. DIVIDENDS. --Subject to the provisions of the Certificate of Incorporation the Board of Directors may, out of funds legally available therefor at any regular or special meeting, declare dividends upon the capital stock of the corporation as and when they deem expedient. Before declaring any dividends there may be set apart out of any funds of the corporation available for dividends, such sum or sums as the directors from time to time in their discretion deem proper working capital or as a reserve fund to meeting contingencies or for equalizing dividends or for such other purposes as the directors shall deem conducive to the interests of the corporation.

SECTION 6. SEAL. --The corporate seal shall be circular in form and shall contain the name of the corporation, the year of its creation and the words "CORPORATE SEAL DELAWARE." Said seal may be used by causing it or a facsimile thereof to be impressed or affixed or otherwise reproduced.

SECTION 7. FISCAL YEAR. --The fiscal year of the corporation shall be determined by resolution of the Board of Directors.

SECTION 8. CHECKS --All checks, drafts, or other orders for the payment of money, notes or other evidences of indebtedness issued in the name of the corporation shall be signed by the officer or officers, agent or agents of the corporation, and in such manner as shall be determined from time to time by resolution of the Board of Directors.

SECTION 9. NOTICE AND WAIVER OF NOTICE. --Whenever any notice is required by these By-Laws to be given, personal notice is not meant unless expressly stated, and any notice so required shall be deemed to be sufficient if given by depositing the same in the United States mail, postage prepaid, addressed to the person entitled thereto at his address as it appears on the records of the corporation, and such notice shall be deemed to have been given on the day of such mailing. Stockholders not entitled to vote shall not be entitled to receive notice of any meetings except as otherwise provided by statute.

Whenever any notice whatever is required to be given under the provisions of any law, or under the provisions of the Certificate of Incorporation of the corporation or these By-Laws, a waiver thereof in writing signed by the person or persons entitled to said notice, whether before or after the time stated therein, shall be deemed proper notice.


                    ARTICLE VI - AMENDMENTS

These By-Laws may be altered and repealed and By-Laws may be made at any annual meeting of the stockholders or at any special meeting thereof if notice thereof is contained in the notice of such special meeting by the affirmative vote of a majority of the stock issued and outstanding or entitled to vote thereat, or by the regular meeting of the Board of Directors, at any regular meeting of the Board of Directors, or at any special meeting of the Board of Directors, if notice thereof is contained in the notice of such special meeting.

Adopted this 26th day of August, 1999







                           SIGNATURES

Pursuant to the requirements of Section 12 of the Securities
Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


     TELECOMM.COM, INC.

     (Registrant)

Date 4/15/2002 By:/s/ Robert Bryan
               Robert Bryan, President